Exhibit 99.1

GENFIT: Renegotiation of the OCEANEs Convertible Bond Terms: Availability of Prospectus Relating to the Admission of New Shares Following Conversion of the OCEANEs

Lille (France), Cambridge (Massachusetts, United States), December 22, 2020 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and chronic liver diseases (the “Company”), today announces that is has filed with the French Autorité des marchés financiers (the “AMF”) an amendment to its 2019 Universal Registration Document and that the AMF has approved on December 22, 2020 under the approval no. 20-616 a prospectus (the “Prospectus”) made available to the public in connection with the admission on the regulated market of Euronext in Paris (“Euronext Paris”) of a maximum aggregate of 17,522,016 new ordinary shares, each with a nominal value of €0.25 to be issued following the potential full bond conversion in accordance with the Conversion Ratio Modification (as defined below), of 3,185,821 convertible bonds into new shares and/or exchangeable for existing shares that would remain outstanding following the Partial Buyback (as defined below), which were issued by the Company on October 16, 2017 and due October 16, 2025, provided that the Bondholders accept to postpone the maturity date of the OCEANES (the “OCEANEs”).

The Prospectus specifies:

-	Of the 6,081,081 OCEANEs initially issued and outstanding on the date of the Prospectus, certain Bondholders have contracted to sell 2,895,260 OCEANEs to the Company for cancellation at a repurchase price of €16.40 (including the accrued interest of €0.30) representing a nominal amount of €85,699,696 or 47.6 % of the Company’s outstanding OCEANEs, of an aggregate nominal amount of €179,999,997.60, for an aggregate total amount of €47.48 million (the “Partial Buyback”);

-	the Company proposes to the OCEANEs Bond holders (the “Bondholders”) in conjunction with its shareholders (the “Shareholders”) (with respect to the latter, only in regards to the Modification of the Conversion Ratio), (i) the modification of the initial conversion ratio from one (1) new or existing share for one (1) OCEANE to 5.5 new or existing shares for one (1) OCEANE (the “Modification of the Conversion Ratio”), (ii) the extension of the maturity of the OCEANEs from October 16, 2022 to October 16, 2025, (iii) the deferral of the start date of the early redemption period as set out in the terms and conditions of the OCEANEs to November 6, 2023 and (iv) the modification of the adjustment of the conversion ratio in the event of a tender offer targeting the shares of the Company in order to take into account the maturity extension of the OCEANEs (together, the “OCEANEs Adjustments” and together with the Partial Buyback, the “Transaction ).

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

The Modification of the Conversion Ratio is subject to the approval of the Shareholders in an extraordinary Shareholders general meeting, scheduled to convene on first notice on January 13, 2021, or if quorum cannot be achieved, on second notice, on January 25, 2021 (the “Shareholders’ Meeting”).

The OCEANE Adjustments will be submitted for approval at the Bondholders meeting scheduled to convene on January 25, 2021 (the “Bondholders’ Meeting”).

The two aspects of the Transaction are interdependent: the Partial Buyback will only occur if (i) the Shareholders’ Meeting approves the Modification of the Conversion Ratio and (ii) the Bondholders’ Meeting approves the OCEANEs Adjustments. The settlement date of the Partial Buyback would then occur following these two meetings.

After January 31, 2021, if the Transaction is not approved at the Shareholders Meeting nor the Bondholders Meeting, the Bondholders’ commitments to participate in the Partial Buyback will become null and void. Should the Transaction fail to be completed, the Company would be unable to repay the OCEANEs on their maturity date and would then have to consider alternative solutions in order to protect its interests.

For information purposes:

•	based on the Company’s outstanding equity as of June 30, 2020, following the issuance of a maximum of 17,522, 016 new sharesfor the conversion of all the OCEANEs, shareholders’ equity per share will be €2.23 on a non-diluted basis and €2.34 on a diluted basis.

•	based on the number of the Company’s shares at the date of the Prospectus, the impact of the issuance of a maximum of 17 522 016 new shares for the conversion of all the OCEANEs, will be, per share, 0.69 % on a non-diluted basis and 0.68 % on a diluted basis.

PROSPECTUS AVAILABILITY

Copies of the Prospectus, consisting of (i) the Company’s 2019 Universal Registration Document filed with the AMF on  May 27, 2020 under the number D.20-0503, (ii) the Company’s Amendment to its Universal Registration Document filed with the AMF on December 22, 2020 under the number D.20-0503-A01 and (iii) the securities note in the French language (note d’opération, including a summary of the Prospectus) are available free-of-charge at the Company’s corporate headquarters (Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), France), on the Company’s website (www.genfit.com) and the AMF’s website (www.amf-france.org).

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

This Prospectus has been established in accordance with Article 1 of Regulation (EU) 2017/1129 (the “Prospectus Regulation”).

For information regarding risk factors, see the sections titled “Main Risks and Uncertainties ” in chapter 2 of the Company’s 2019 Universal Registration Document or “Risk Factors” in Item 3.D. of the Company’s 2019 Annual Report on Form 20-F and “Risk Factors” in Section 2 of the Company’s Amendment to its Universal Registration Document, available in English on the Company’s website.

INDEPENDENT EXPERTISE

On December 22, 2020, the Company made available the report prepared by the Accuracy independent expert firm, which was appointed on a voluntary basis by the Company’s Board of Directors, to determine whether the financial terms of the Transaction for the Shareholders and the Bondholders are equitable.

The independent expert report is included, in full, in appendix 1 of the securities note (note d’opération) in the French language, is also available at the Company’s corporate headquarters (Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), France), and on the Company’s website (www.genfit.com– Investors & Media – Financials – Shareholders Meeting – 2021 Shareholders Meeting), including a convenience translation in English.

The findings of the Accuracy report are as follows:

“The results of our analysis are as follows:

(i)	As part of the Transaction, the holders of the OCEANEs have agreed to sell a portion of their bonds at a 45% discount to their face value (€16.4 compared to €29.6). This discount remains logically lower than the discount observed on the market immediately prior to the Transaction (62% to the €11.0 trading price on September 30 2020), since this trading price fully accounts for the default risk that the Company is facing.

(ii)	The Transaction will result, immediately, in a theoretical value transfer from the shareholders to the holders of the OCEANEs 2022, which we estimate at €77 million (as a consequence of the partial repurchase of the OCEANEs 2022 and then the resetting of the conversion price and a postponement of the maturity of the OCEANEs). However, the Transaction should also, by reducing the default risk the Company is facing and by giving it back more strategic and operational flexibility, have a short-term positive impact on the share price, which we however cannot precisely measure today. In addition, if the Transaction does not take place, the shareholders would almost certainly see the value of their shares reduced to nil by the end of 2022.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

(iii)	In 2025, if the value of the equity and equity-like instruments(OCEANEs) measured as a whole ranges between €100 million and €300 million, the shareholders’ return will be negative, while that of the holders of the OCEANEs 2022 will remain stable at around 40% (on the basis of the trading price of the OCEANEs before the Transaction). If, however, the value of the equity and equity-like instruments measured as a whole, crosses the €300 million threshold, the shareholders’ and of OCEANEs 2022 holders’ returns will both be positive, although OCEANEs holders’ return will exceed that of the shareholders.

(iv)	Unsurprisingly therefore, the Transaction will have a more favourable mid-term theoretical financial impact for the holders of the OCEANEs 2022 than for the shareholders. However, we believe that the spread between these returns is reasonable in light of (i) the current leverage which the holders of the OCEANEs 2022 have, and (ii) the intrinsic risk level of each category of financial instrument. This is because the shares of the Company inherently carry more risk than the OCEANEs 2022. The realisation of a risk (the failure of a clinical trial) has a more significant impact on the return expected by the shareholders than on that expected by the holders of the OCEANEs 2022.

On this basis, we believe that the financial conditions of the Transaction are fair for the shareholders and for the holders of the OCEANEs 2022.”

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in a Phase 3 clinical trial evaluating elafibranor in patients with primary biliary cholangitis (PBC). As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4

FORWARD LOOKING STATEMENTS

This press release is not an advertisement and does not constitute a prospectus for the purpose of the Prospectus Regulation.

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding our capacity to renegotiate the terms of our OCEANEs convertible bonds and that the final terms of this proposal will be approved by the shareholders’ general meeting and general meeting of OCEANEs holders.

The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on 27 May 2020 under n° D.20-0503 and in Section 2 “Risk Factors” of the Company’s Amendment to the Universal Registration Document filed with the AMF on 22 December 2020 under n° D.20-0503-A01, which are available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2019 Annual Report on Form 20-F filed with the SEC on May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	5

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	6

Appendix: Summary of the French Prospectus

SECTION 1 – INTRODUCTION ET AVERTISSEMENTS

1.1 – Nom et codes internationaux d’identification des valeurs mobilières

Libellé des actions : Genfit

ISIN des actions : FR0004163111

Mnémonique des actions : GNFT

Compartiment des actions : Compartiment B d'Euronext Paris

Classification ICB des actions : 4573/Biotechnologie

ISIN des OCEANEs : FR0013286903

1.2 – Identité et coordonnées de l’émetteur GENFIT SA, Parc Eurasanté, 885, avenue Eugène Avinée, 59120 Loos, France (la « Société », et, avec l’ensemble de ses filiales, le « Groupe »)
1.3 – Identité et coordonnées de l’autorité compétente qui approuve le prospectus Autorité des marchés financiers (AMF), 17, place de la Bourse, 75082 Paris Cedex 02
1.4 – Date d’approbation du prospectus 22 décembre 2020

1.5 – Avertissements

Le résumé doit être lu comme une introduction au Prospectus. Toute décision d’investir dans les valeurs mobilières concernées doit être fondée sur un examen de l’intégralité du Prospectus par l’investisseur. Si une action concernant l’information contenue dans le Prospectus est intentée devant un tribunal, l’investisseur plaignant peut, selon le droit national, avoir à supporter les frais de traduction du Prospectus avant le début de la procédure judiciaire. Une responsabilité civile n’incombe qu’aux personnes qui ont présenté le résumé, y compris sa traduction, que pour autant que le contenu du résumé soit trompeur, inexact ou incohérent, lu en combinaison avec les autres parties du prospectus, ou qu’il ne fournisse pas, lu en combinaison avec les autres parties du prospectus, les informations clés permettant d’aider les investisseurs lorsqu’ils envisagent d’investir dans ces valeurs mobilières. L’investisseur peut perdre tout ou partie du capital investi.

SECTION 2 – INFORMATIONS CLES SUR L’EMETTEUR
2.1 – Qui est l’émetteur des valeurs mobilières ?

2.1.1 – Siège social / Forme juridique / IEJ / Droit applicable / Pays d’origine

Siège Social : Parc Eurasanté, 885, avenue Eugène Avinée, 59120 Loos, France

Forme juridique : société anonyme française à Conseil d’Administration

IEJ : 969500XPWN2DMZQA5X73

Droit applicable / Pays d’origine : droit français / France

2.1.2 – Principales activités

GENFIT est une société biopharmaceutique conduisant des essais cliniques de stade avancé dont la vocation est la découverte et le développement de candidats-médicaments et de solutions diagnostiques innovantes visant à combattre les maladies métaboliques et les pathologies hépatiques qui leur sont associées ; pathologies pour lesquelles des besoins médicaux considérables demeurent aujourd’hui insatisfaits.

A la suite de la revue détaillée de l’intégralité des données issues de l’analyse intermédiaire de l’essai clinique de Phase 3 RESOLVE-IT, la Société a conclu que l’investissement nécessaire à la poursuite de l’essai n’était pas justifié au regard de la probabilité de générer des résultats suffisants pour obtenir une approbation réglementaire d’elafibranor aux États-Unis et en Europe dans l’indication NASH.

En conséquence, la Société va désormais concentrer ses efforts sur deux programmes phares qui visent à répondre à des besoins médicaux non satisfaits, représentent des opportunités de marché significatives et présentent un profil de risque prometteur. Il s’agit d’une part de poursuivre le développement d’elafibranor dans la Cholangite Biliaire Primitive (« PBC »), maladie du foie dont la prévalence est d’environ 40 cas pour 100 000 personnes à l’échelle mondiale, étant précisé que ce chiffre ne cesse de croître, en tant que traitement de seconde intention dans le cadre d’un essai clinique international de Phase 3 (ELATIVETM) (qui inclura 100 patients se voyant administrer elafibranor à la dose de 80mg et 50 patients se voyant administrer un placebo) et de développer une franchise diagnostique dans la NASH à partir de la technologie diagnostique NIS4TM d’autre part.

Par ailleurs, la Société poursuit son programme de développement de Nitazoxanide (NTZ) pour le traitement de la fibrose. Ce programme s’est traduit, en décembre 2018, par le lancement d’un essai de preuve de concept (POC) de phase 2, initié et conduit par un investigateur aux Etats-Unis, afin d’évaluer NTZ pour le traitement des patients NASH présentant une fibrose significative voire avancée.

A la date du Prospectus, les programmes thérapeutiques et diagnostiques de la Société sont les suivants :

Programme	Indication	Mécanisme d’action	Stade de développement
Elafibranor	PBC	PPAR alpha et PPAR delta	Phase 3 Elative TM – Publication des premiers résultats – 1er trimestre 2023
Nitazoxanide	Fibrose	Confidentiel	Etude de Phase 2 menée par un investigateur – Lecture des données POC – 1er trimestre 2021.
Technologie NIS4TM	Diagnostic de la Nash avec Fibrose	NAS>4, F2+

2019 : licence consentie à LabCorp pour la commercialisation dans le domaine de la rechercher clinique.

2020 : Licence consentie à LabCorp pour la commercialisation à grande échelle.

2021 : Lancement prévu par LabCorp d’un laboratory developped test ou LTD.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	7

Pour mettre en œuvre son plan stratégique annoncé le 30 septembre 2020, la Société envisage de faire évoluer sa structure et s’est engagée dans un projet de restructuration et d’économies visant à réduire le nombre de ses employés et sa consommation de trésorerie d’exploitation.

Le 30 septembre 2020, en appui de cette nouvelle stratégie, la Société a annoncé avoir engagé un vaste programme d'économies, dont un projet de plan de sauvegarde de l'emploi en France, qui est en cours d'exécution à la date du présent Amendement. Ce plan a été soumis à la procédure d'information-consultation du Comité Social et Economique de la Société, a fait l'objet d'un accord avec le représentant syndical et a reçu l'approbation de la DIRECCTE. Au total, au niveau de Groupe, l'objectif de réduction des effectifs vise à réduire le nombre de collaborateurs d’environ 200 au 30 juin 2020 à 125 collaborateurs.

La Société fait actuellement l’objet d’un recours collectif (class action) aux Etats-Unis concernant l’information fournie sur elafibranor dans le traitement de la NASH lors de son introduction en bourse au NASDAQ. Ce recours collectif intenté initialement devant un tribunal d'État du Commonwealth du Massachusetts en mai 2020, a été retiré de ce tribunal par le plaignant au mois d'octobre 2020, puis redéposé auprès du tribunal de l’Etat de New York en décembre 2020.

2.1.3 – Principaux actionnaires

Sur la base du nombre d’actions et de droits de vote au 30 novembre 2020, la répartition du capital social et des droits de vote de la Société sera, à la connaissance de la Société, la suivante :

	Avant l’Opération
	Base non diluée				Base diluée(1)
Actionnaires	Nombre d’actions	% du capital	Total droits de vote	% des droits de vote	Nombre d’actions	% du capital	Total droits de vote	% des droits de vote
Pascal Prigent(2)	10 700	0,03%	10 700	0,03%	30 712	0,07%	30 712	0,06%
Biotech Avenir(3)(5)	1 888 618	4,86%	3 657 370	8,88%	1 888 618	4,15%	3 657 370	7,65%
Florence Séjourné(3)(4)	0	0,00%	0	0,00%	0	0,00%	0	0,00%
Jean-François Mouney(2)(3)(5)	21 897	0,06%	21 968	0,05%	82 711	0,18%	82 782	0,17%
Xavier Guille des Buttes(5)	1 842	0,00%	1 842	0,00%	6 842	0,02%	6 842	0,01%
Frédéric Desdouits	111	0,00%	111	0,00%	5 111	0,01%	5 111	0,01%
Philippe Moons	310	0,00%	310	0,00%	5 310	0,01%	5 310	0,01%
Anne-Hélène Monsellato	0	0,00%	0	0,00%	5 000	0,01%	5 000	0,01%
Catherine Larue	0	0,00%	0	0,00%	5 000	0,01%	5 000	0,01%
Total Membres du Conseil d’Administration	1 912 778	4,92%	3 681 601	8,94%	1 998 592	4,40%	3 767 415	7,88%
Université de Lille(5)	451 250	1,16%	902 500	2,19%	451 250	0,99%	902 500	1,89%
Fondation Partenariale de l’Université de Lille(5)	200 000	0,51%	200 000	0,49%	200 000	0,44%	200 000	0,42%
Contrat de Liquidité(6)	58 619	0,15%	0	0,00%	58 619	0,13%	0	0,00%
Autres actionnaires(2)	36 225 270	93,22%	36 393 332	88,36%	42 721 153	93,97%	42 889 215	89,75%
TOTAL	38 858 617	100%	41 188 133	100%(7)	45 460 326	100%	47 789 842	100%(7)
(1)	En prenant pour hypothèse (i) l’exercice de l’intégralité des 71 760 bons de souscription (BSA) et des 374 920 options de souscription ou d’achat d’actions en circulation ainsi que l’attribution définitive de l’intégralité des 73 948 actions gratuites en circulation au 30 novembre 2020 et (ii) la conversion en 6 081 081 actions nouvelles de la Société de l’intégralité des 6 081 081 OCEANEs en Actions Nouvelles sur la base du ratio actuel de conversion d’une (1) OCEANE pour une (1) Action Nouvelle.
(2)	Détention actualisée pour prendre en compte l’achat de 6 700 actions ordinaires de la Société par Pascal Prigent et de 7 000 actions ordinaires de la Société par Monsieur Jean François Mouney, le 13 mai 2020.
(3)	Jean-François Mouney est le président de Biotech Avenir. Biotech Avenir est détenue à hauteur de 17,1 % par Jean-François Mouney, 9,9 % par Florence Séjourné, 15,8 % par 13 salariés de la Société et 57,2 % par des tiers (16 personnes physiques).
(4)	Florence Séjourné est le représentant permanent de Biotech Avenir au Conseil d’Administration de la Société.
(5)	Ces personnes sont liées par un pacte d’actionnaires. A la date du Prospectus, les parties au pacte d’actionnaires détenant des actions de la Société sont : Université de Lille, Fondation partenariale de l’Université de Lille, Finorpa SCR, Biotech Avenir et MM. Jean-François Mouney, Xavier Guille de Buttes et Charles Wohler. Ce pacte prévoit notamment un droit de préemption au profit de Biotech Avenir ou au profit de tout actionnaire signataire du pacte qui serait désigné par celle-ci, en cas de projet de cession hors marché par un actionnaire partie audit pacte de tout ou partie de ses actions de la Société dès lors que la cession projetée, cumulée avec les cessions opérées au titre d’une année considérée, représente une quote-part du capital social d’au moins 2%.
(6)	Nombre d’actions auto-détenues par la Société au titre du contrat de liquidité au 30 novembre 2020.
(7)	Pourcentage arrondi pour tenir compte des actions auto-détenues par la Société au titre du contrat de liquidité et qui ne disposent pas de droit de vote.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	8

Sur la base du nombre d’actions et de droits de vote au 30 novembre 2020 et postérieurement à l’Opération (tel que ce terme est défini au point 4.1.1 du résumé), la répartition du capital social et des droits de vote de la Société sera, à la connaissance de la Société, la suivante :

	Base non diluée				Base diluée(1)
Actionnaires	Nombre d’actions	% du capital	Total droits de vote	% des droits de vote	Nombre d’actions	% du capital	Total droits de vote	% des droits de vote
Pascal Prigent(2)	10 700	0,03%	10 700	0,03%	30 712	0,05%	30 712	0,05%
Biotech Avenir(3)(4)	1 888 618	4,86%	3 657 370	8,88%	1 888 618	3,32%	3 657 370	6,17%
Florence Séjourné(3)(4)	0	0,00%	0	0,00%	0	0,00%	0	0,00%
Jean-François Mouney(2)(3)(5)	21 897	0,06%	21 968	0,05%	82 711	0,15%	82 782	0,14%
Xavier Guille des Buttes(5)	1 842	0,00%	1 842	0,00%	6 842	0,01%	6 842	0,01%
Frédéric Desdouits	111	0,00%	111	0,00%	5 111	0,01%	5 111	0,01%
Philippe Moons	310	0,00%	310	0,00%	5 310	0,01%	5 310	0,01%
Anne-Hélène Monsellato	0	0,00%	0	0,00%	5 000	0,01%	5 000	0,01%
Catherine Larue	0	0,00%	0	0,00%	5 000	0,01%	5 000	0,01%
Total Membres du Conseil d’Administration	1 912 778	4,92%	3 681 601	8,94%	1 998 592	3,51%	3 767 415	6,36%
Université de Lille(5)	451 250	1,16%	902 500	2,19%	451 250	0,79%	902 500	1,52%
Fondation Partenariale de l’Université de Lille(5)	200 000	0,51%	200 000	0,49%	200 000	0,35%	200 000	0,34%
Contrat de Liquidité(6)	58 619	0,15%	0	0,00%	58 619	0,10%	0	0,00%
Autres actionnaires(2) - dont les Porteurs d’OCEANEs	36 225 270 0	93,22% 0,00%	36 393 332 0	88,36% 0,00%	54 162 088 17 522 016	95,19% 30,79%	54 330 150 17 522 016	91,73% 29,58%
TOTAL	38 858 617	100%	41 188 133	100%(7)	56 901 261	100%	59 230 777	100%(7)
(1)	En prenant pour hypothèse (i) l’exercice de l’intégralité des 71 760 bons de souscription (BSA) et des 374 920 options de souscription ou d’achat d’actions en circulation ainsi que l’attribution définitive de l’intégralité des 73 948 actions gratuites en circulation au 30 novembre 2020 et (ii) la conversion de l’intégralité des 3 185 821 OCEANEs restant en circulation postérieurement au Rachat Partiel en 17 522 016 Actions Nouvelles (tel que ce terme est défini au point 3.1.3 du résumé) sur la base du nouveau ratio de conversion d’une (1) OCEANE pour cinq et demie (5,5) Actions Nouvelles (étant précisé que la Modification du Ratio de Conversion est conditionnée (i) au Rachat Partiel et (ii) à son approbation par l’Assemblée Générale des Actionnaires et l’Assemblée des Porteurs (tel que l’ensemble de ces termes sont définis au point 4.1.1 du résumé)).
(2)	Détention actualisée pour prendre en compte l’achat de 6 700 actions ordinaires de la Société par Pascal Prigent et de 7 000 actions ordinaires de la Société par Monsieur Jean François Mouney, le 13 mai 2020.
(3)	Jean-François Mouney est le président de Biotech Avenir. Biotech Avenir est détenue à hauteur de 17,1 % par Jean-François Mouney, 9,9 % par Florence Séjourné, 15,8 % par 13 salariés de la Société et 57 % par des tiers (16 personnes physiques).
(4)	Florence Séjourné est le représentant permanent de Biotech Avenir au Conseil d’Administration de la Société.
(5)	Ces personnes sont liées par un pacte d’actionnaires. A la date du Prospectus, les parties au pacte d’actionnaires détenant des actions de la Société sont : Université de Lille, Fondation partenariale de l’Université de Lille, Finorpa SCR, Biotech Avenir et MM. Jean-François Mouney, Xavier Guille de Buttes et Charles Wohler. Ce pacte prévoit notamment un droit de préemption au profit de Biotech Avenir ou au profit de tout actionnaire signataire du pacte qui serait désigné par celle-ci, en cas de projet de cession hors marché par un actionnaire partie audit pacte de tout ou partie de ses actions de la Société dès lors que la cession projetée, cumulée avec les cessions opérées au titre d’une année considérée, représente une quote-part du capital social d’au moins 2%.
(6)	Nombre d’actions auto-détenues par la Société au titre du contrat de liquidité au 30 novembre 2020.
(7)	Pourcentage arrondi pour tenir compte des actions auto-détenues par la Société au titre du contrat de liquidité et qui ne disposent pas de droit de vote.

A la date du Prospectus, aucun actionnaire ne détient le contrôle de la Société.

2.1.4 – Identité des principaux dirigeants Monsieur Pascal Prigent, Directeur Général de la Société Monsieur Jean-François Mouney, Président du Conseil d’Administration de la Société
2.1.5 – Identité des contrôleurs légaux des comptes Ernst & Young et Autres, 1-2, place des Saisons, 92400 Courbevoie, Paris-La Défense 1 Grant Thornton, 29, rue du Pont, 92200 Neuilly-sur-Seine

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2.2 – Quelles sont les informations financières clés concernant l’émetteur ?

2.2.1 – Informations financières historiques

Eléments du compte de résultat

(en milliers d’euros, sauf résultat par action)	2019	2018	2017(1)	S1 2020	S1 2019
Produits d’exploitation	40 961	7 494	6 856	5 867	5 357
Résultat opérationnel	(57 832)	(69 484)	(56 695)	(49 163)	(45 936)
Résultat net	(65 144)	(79 521)	(55 728)	(53 011)	(51 132)
Résultat de base/dilué par action attribuable aux actionnaires	(1,76)	(2,55)	(1,79)	(1,36)	(1,64)

Eléments du bilan

(en milliers d’euros)	2019	2018	2017(1)	S1 2020	S1 2019
Total de l’actif	309 853	229 478	293 183	256 200	323 710
Total des capitaux propres	84 065	20 939	101 457	31 382	96 044
Total du passif courant	43 657	39 248	27 106	41 706	47 229
Total du passif non-courant	182 132	169 291	164 620	183 112	180 437

Eléments du tableau de flux de trésorerie

(en milliers d’euros)	2019	2018	2017(1)	S1 2020	S1 2019
Flux de trésorerie généré par l’activité	(47 680)	(56 081)	(49 856)	(45 362)	(46 859)
Flux de trésorerie lié aux opérations d’investissement	327	(3 986)	(2 948)	(834)	(193)
Flux de trésorerie lié aux opérations de financement	116 851	(6 514)	174 348	(4 831)	121 732
Variation de la trésorerie	69 499	(66 580)	121 544	(51 027)	74 680
Trésorerie et équivalents de trésorerie à la clôture	276 748	207 240	273 820	225 721	281 920
(1)	Dans le cadre de la revue des comptes consolidés du Groupe pour l'exercice clos le 31 décembre 2018, la Société a enregistré une correction technique des comptes consolidés publiés pour l'exercice clos le 31 décembre 2017 en normes IFRS. Davantage de détails sont donnés à la note 6.2.3 aux comptes consolidés de l'exercice clos le 31 décembre 2018 figurant dans l’annexe 1 du Document de Référence 2018.

Fonds de roulement à douze mois et financement de la Société

La Société disposait au 31 octobre 2020, d’une trésorerie et d’équivalents de trésorerie de 189 509 milliers d’euros. Postérieurement au Rachat Partiel (tel que ce terme est défini au paragraphe 4.1.1 du résumé), la trésorerie et les équivalents de trésorerie seront ramenés à 142 027 milliers d’euros.

L’objectif de la Société est de passer, grâce à son programme d’économies, d’un rythme de plus de 110 millions d’euros de consommation de trésorerie avant les résultats de l’essai RESOLVE-IT du mois de mai 2020 par an à une consommation de l’ordre de 45 millions d’euros en 2022. L’année 2021 devrait être une année de transition en termes de consommation de la trésorerie d’exploitation, de l’ordre de 75 millions d’euros (hors Rachat Partiel pour un montant total de 47,48 millions d’euros), en raison principalement du reliquat des dépenses et des sommes restant à décaisser liées aux opérations de clôture de RESOLVE-IT, ainsi que des coûts accompagnant le plan de réduction des effectifs de la Société.

En conséquence, la Société atteste que, de son point de vue, son fonds de roulement net consolidé disponible est suffisant pour faire face à ses obligations actuelles pour les douze prochains mois à compter de la date d’approbation du Prospectus.

2.2.2 – Informations pro forma Sans objet
2.2.3 – Réserves sur les informations historiques Sans objet
2.3 – Quels sont les risques spécifiques liés à l’émetteur ?

Un investissement dans les actions de la Société comprend de nombreux risques et incertitudes pouvant résulter en une perte partielle ou totale de l’investissement, dont notamment, les principaux facteurs de risque suivants :

-	des retards au niveau du lancement, de l’avancement et de la phase finale des essais cliniques, à commencer par l’essai de phase 3 ELATIVE avec elafibranor dans la PBC (une maladie rare), pourraient se traduire par une augmentation des coûts, retardant, limitant ou compromettant ainsi la capacité de la Société, celle de Terns Pharmaceuticals, le partenaire de la Société dans certains territoires et dans certaines indications, ou celles d’éventuels partenaires futurs à obtenir l’autorisation réglementaire pour elafibranor et les autres candidats-médicaments de la Société ;
-	un échec clinique peut survenir à tout moment au cours d’un développement clinique, comme cela est arrivé avec l’essai de phase 3 RESOLVE-IT avec elafibranor dans la NASH. Les résultats des essais cliniques antérieurs ne permettent pas nécessairement de prédire les résultats futurs, et l’un des candidats-médicaments pour lequel la Société, son partenaire actuel ou ses éventuels partenaires futurs, réalisent ou planifient des essais cliniques, pourrait ne pas obtenir de résultats favorables dans le cadre d’essais cliniques ultérieurs ou ne pas obtenir d’autorisation ;

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-	la Société ne sait pas si elafibranor ou ses autres candidats-médicaments obtiendront, sous réserve du franchissement d’étapes cliniques et, le cas échéant, réglementaires préalables, les autorisations réglementaires nécessaires à leurs mises sur le marché qui seront demandées à moyen-long terme, sans lesquelles il sera alors impossible de les commercialiser ;
-	les ressources et l’accès aux sources de financement de la Société sont limités, ce qui pourrait affecter les décisions stratégiques concernant le développement de certains candidats-médicaments et avoir un un impact sur le développement ou le calendrier des perspectives commerciales de la Société ;
-	une partie importante des activités de la Société repose sur des sous-traitants ou des prestataires de services externes, principalement les clinical research organisations pour les essais cliniques et les clinical manufacturing organisations pour la fabrication du principe actif et des unités thérapeutiques y compris celles utilisées dans le cadre des essais cliniques, et il se peut que la Société ne soit pas en mesure de contrôler leur travail de manière aussi efficace que si elle les réalisait elle-même ;
-	la Société a conclu, avec Terns Pharmaceuticals pour elabifranor et Labcorp/Covance pour NIS4 et pourrait conclure à l’avenir, des accords de partenariat avec des tiers pour le développement et la commercialisation ultérieure de ses candidats-produits et technologies, ce qui pourrait avoir un impact sur sa capacité à générer des revenus ;la Société exerce un contrôle interne efficace sur l’information financière qu’elle doit présenter. Si elle n’y parvenait pas, l’exactitude de son information financière et sa capacité à la rendre publique dans les délais pourraient en souffrir, ce qui pourrait nuire à son activité, affaiblir la confiance des investisseurs et impacter le cours de ses titres sur les marchés financiers ;
-	la Société n’a actuellement aucun produit qui bénéficie d’une autorisation de mise sur le marché et n’a par conséquent tiré aucun profit issu de ventes de ses produits. De ce fait, sa capacité à réduire ses pertes et atteindre un seuil de rentabilité n’est pas démontrée et il se peut qu’elle ne parvienne pas à atteindre puis à maintenir une rentabilité pérenne ;
-	le développement et la commercialisation des produits de la Société, s’ils sont approuvés, nécessitera l’obtention d’importants financements complémentaires et il est possible, en particulier dans sa situation financière actuelle, qu’elle, ses partenaires actuels ou d’éventuels partenaires futurs ne parviennent pas à les obtenir dans des conditions acceptables, ou qu’elle, ses partenaires actuels ou ses éventuels partenaires futurs ne parviennent pas à les obtenir du tout, ce qui pourrait amener la Société à reporter, ralentir, réduire ou cesser ses activités ;
-	dans l’hypothèse où l’Opération ne pourrait être réalisée, la Société serait dans l’incapacité de rembourser sa dette obligataire à maturité et devrait envisager des solutions alternatives de protection de ses intérêts ; quand bien même l’Opération serait réalisée, le cours de l'action de la Société pourrait ne jamais atteindre le seuil rendant économiquement intéressant la conversion des OCEANEs (respectivement, 29,60 euros avant l’Opération et 5,38 euros postérieurement à l’Opération) et le remboursement en numéraire des OCEANEs pourrait alors être compromis ; et
-	le prolongement, et le cas échéant, l’aggravation, de la pandémie de la COVID-19 pourrait avoir un impact négatif sur les activités de la Société, en particulier sur ses essais cliniques, la fourniture du principe actif et des unités thérapeutiques d’elafibranor, la préparation de la commercialisation de ses candidats-produits et l’obtention éventuelle des autorisations réglementaires nécessaires à leurs mises sur le marché.
SECTION 3 – INFORMATIONS CLES SUR LES VALEURS MOBILIERES
3.1 – Quelles sont les principales caractéristiques des valeurs mobilières ?

3.1.1 – Nature, catégorie et numéro d’identification des actions offertes et/ou admises aux négociations

Les Actions Nouvelles (tel que ce terme est défini au point 3.1.3 du résumé) dont l'admission est demandée sont des actions ordinaires de même catégorie que les actions existantes de la Société.

Les Actions Nouvelles porteront jouissance au 1er janvier de l’année au cours de laquelle elles seront émises et donneront droit, à compter de leur émission, à toutes les distributions décidées par la Société à compter de cette date.

Elles feront l’objet de demandes d’admission aux négociations sur le marché réglementé d’Euronext à Paris (« Euronext Paris ») (compartiment B), sur la même ligne de cotation que les actions existantes sous le même ISIN FR0004163111, au fur et à mesure de leur émission.

3.1.2 – Devise d’émission / Dénomination Devise des Actions Nouvelles : Euro Libellé des Actions Nouvelles : Genfit Mnémonique : GNFT

3.1.3 – Nombre d’actions émises et valeur nominale

Les actions dont l’admission aux négociations sur Euronext Paris est demandée correspondent à un nombre maximum de 17 522 016 actions nouvelles d’une valeur nominale unitaire de 0,25 euro (les « Actions Nouvelles ») résultant de la conversion potentielle de l’intégralité des 3 185 821 obligations à option de conversion et/ou d’échange en actions nouvelles et/ou existantes d'une valeur nominale unitaire de 29,60 euros émises par la Société le 16 octobre 2017 et venant à échéance, à la date du Prospectus, le 16 octobre 2022 ou, sous réserve de la réalisation de l’Opération, le 16 octobre 2025 (les « OCEANEs ») restant en circulation postérieurement au Rachat Partiel en 17 522 016 Actions Nouvelles sur la base du nouveau ratio de conversion d’une (1) OCEANE pour cinq et demie (5,5) Actions Nouvelles.

Il est précisé que la Modification du Ratio de Conversion est conditionnée (i) au Rachat Partiel et (ii) à son approbation par l’Assemblée Générale des Actionnaires convoquée sur première convocation, le 13 janvier 2021, et, le cas échéant, sur seconde convocation le 25 janvier 2021et l’Assemblée des Porteurs convoquée le 25 janvier 2021 de cette Modification du Ratio de Conversion (tel que l’ensemble de ces termes sont définis au point 4.1.1 du résumé).

A la date du Prospectus, le nombre d’OCEANEs en circulation est de 6 081 081 OCEANEs d’une valeur nominale unitaire de 29,60 euros.

Il est par ailleurs précisé que le ratio de conversion des OCEANEs pourra faire l’objet d’ajustements standards décrits dans les modalités (terms and conditions) des OCEANEs.

3.1.4 – Droits attachés

Les Actions Nouvelles seront, dès leur création, soumises à l'ensemble des dispositions des statuts de la Société. En l’état actuel de la législation française et des statuts de la Société, les principaux droits attachés aux Actions Nouvelles sont notamment : (i) droit à dividendes - droit de participation aux bénéfices ; (ii) droit de vote, étant précisé qu’un droit de vote double sera attribué à toute action justifiant d’une inscription au nominatif pendant une durée continue de deux ans au nom du même actionnaire ; (iii) droit préférentiel de souscription de titres de même catégorie ; (iv) droit de participation à tout excédent en cas de liquidation ; et (v) droit d’information des actionnaires.

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3.1.5 – Rang relatif des valeurs mobilières dans la structure du capital de l’émetteur en cas d’insolvabilité

A la date du Prospectus, le capital social s’élève à 9 714 654,25 euros, divisé en 38 858 617 actions ordinaires d’une valeur nominale unitaire de 0,25 euro entièrement souscrites et libérées et de même catégorie.

3.1.6 – Restrictions à la libre négociabilité

Aucune clause statutaire ne limite la libre négociabilité des actions composant le capital de la Société.

Toutefois, un pacte d’actionnaires conclu en 2006 et renouvelé depuis, prévoit un droit de préemption au bénéfice de ses membres : Université de Lille, Fondation partenariale de l’Université de Lille, Finorpa SCR, Biotech Avenir et MM. Jean-François Mouney, Xavier Guille de Buttes et Charles Wohler.

3.1.7 – Politique en matière de dividendes

Depuis 2007, la Société n'a réalisé aucun bénéfice et n'a attribué aucun dividende. Il n’est pas prévu d’initier une politique de versement de dividende à court terme compte tenu du stade de développement de la Société.

3.2 – Où les valeurs mobilières seront-elles négociées ?
A la suite des demandes de conversion des porteurs des OCEANEs, les Actions Nouvelles feront l’objet d'une demande d'admission aux négociations sur Euronext Paris au moment de leur émission.
3.3 – Garantie
Sans objet
3.4 – Principaux risques spécifiques aux valeurs mobilières
Les principaux risques liés à l’Opération (tel que ce terme est défini au point 4.1.5 du résumé) et aux actions de la Société sont les suivants :
-	la conversion des OCEANEs en Actions Nouvelles pourrait ne pas se réaliser ;
-	la volatilité et la liquidité des actions de la Société pourraient être différentes sur le marché américain et sur le marché français ;
-	des cessions d’actions de la Société pourraient intervenir sur le marché et avoir un impact défavorable sur le cours de l’action de la Société. A titre d’exemple, le cours de l’action de la Société pourrait stagner juste en-deçà de 5,38 euros, le prix de conversion implicite des OCEANEs postérieurement à la Modification du Ratio de Conversion (tel que ce terme est défini à la section 5.1.1 de la Note d’Opération). En effet, toute hausse du cours de l’action de la Société au-dessus de ce prix de conversion implicite pourrait déclencher un mouvement de conversion par les Porteurs des 3 185 821 OCEANEs restant en circulation postérieurement au Rachat Partiel (tel que ce terme est défini à la section 5.1.1 de la Note d’Opération). Ces derniers pourraient ensuite revendre leurs actions. L’hypothèse de vente d’un tel volume d’actions (« market overhang ») pourrait avoir pour effet de faire stagner le cours de l’action de la Société en-deçà de ce seuil ; et
-	en cas de nouvel appel au marché, il en résulterait une dilution complémentaire pour les actionnaires.
SECTION 4 – INFORMATIONS CLES A L’ADMISSION A LA NEGOCIATION SUR UN MARCHE REGLEMENTE
4.1 – A quelles conditions et selon quel calendrier puis-je investir dans cette valeur mobilière ?

4.1.1 – Conditions de l’Opération

Emission initiale des OCEANEs en 2017

Le 16 octobre 2017, la Société a émis 6 081 081 OCEANEs d’une valeur nominale unitaire de 29,60 euros portant intérêt au taux de 3,50 % par an payable semi-annuellement, venant à échéance le 16 octobre 2022 et pouvant être converties en actions nouvelles et/ou existantes de la Société sur la base d’un ratio de conversion d’une (1) OCEANE pour (1) action nouvelle ou existante et pour un montant nominal total de 179 999 997,60 euros. Ainsi, dans l’hypothèse où l’intégralité des 6 081 081 OCEANEs seraient converties en actions nouvelles de la Société, 6 081 081 actions nouvelles seraient émises, représentent 15,6 % du capital actuel de la Société et permettant aux porteurs d’OCEANES (les « Porteurs ») ainsi devenu actionnaires de détenir 13,5 % du capital social de la Société.

Conformément à la onzième résolution de l’assemblée générale ordinaire et extraordinaire des actionnaires du 16 juin 2017, le Conseil d’Administration a autorisé le principe de l’émission des OCEANEs uniquement auprès d’investisseurs qualifiés et avec suppression du droit préférentiel de souscription des actionnaires ainsi que l’augmentation de capital consécutive à la Conversion des OCEANEs (tel que ce terme est défini ci-dessous) et le Conseil d’Administration a délégué la mise en œuvre de cette autorisation au Président-Directeur Général de la Société.

Faisant usage de cette délégation, le Président-Directeur Général de la Société a, notamment, décidé le 11 octobre 2017 des caractéristiques, modalités et conditions financières définitives des OCEANEs et que les actions nouvelles de la Société à émettre en cas de Conversion des OCEANEs feront l’objet de demandes d’admission sur Euronext Paris au fur et à mesure de leur émission.

Modification proposée des modalités des OCEANEs et Rachat Partiel

A la suite de la publication des résultats décevants de l’essai RESOLVE-IT et nonobstant la réduction de ses dépenses opérationnelles et l’élimination des dépenses non essentielles engagées par la Société depuis le second semestre 2020, le cours de bourse de la Société a fortement baissé (4,05 euros, dernier cours de clôture disponible avant l’approbation du Prospectus contre 19,77 euros, dernier cours de clôture précédant l’annonce des résultats décevants de l’essai RESOLVE-IT) rendant improbable la conversion des OCEANEs avant leur échéance actuelle prévue le 16 octobre 2022.

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Le niveau de trésorerie de la Société au 30 octobre 2020, 189 509 milliers d’euros, ne permet pas, en l’état, d’envisager un remboursement en numéraire du nominal des OCEANEs à leur maturité.

Le 16 novembre 2020, la Société a ainsi proposé à l’ensemble des porteurs d’OCEANEs (les « Porteurs ») ainsi qu’aux actionnaires de la Société (les « Actionnaires »), son intention de procéder à (i) un rachat partiel de plus de 50 % des OCEANEs en circulation pour un montant maximum de 50 millions d’euros et (ii) la modification des modalités du solde (post rachat partiel) des OCEANEs (ensemble, l’ « Opération »).

Les 23 novembre 2020 et 7 décembre 2020, la Société a annoncé aux Porteurs et aux Actionnaires les termes définitifs de l’Opération, à savoir :

-	Rachat Partiel

La Société et certains Porteurs ont conclu 40 conventions de rachat (bond repurchase agreements) (les « Engagements de Rachat ») pour un montant cumulé de 47,48 millions d’euros (le « Prix Total du Rachat »), représentant un montant nominal total de 85 699 696 euros et 2 895 260 OCEANEs, soit 47,6 % des OCEANEs en circulation (le « Rachat Partiel »).

Le prix de rachat par OCEANE est de 16,40 euros (le « Prix de Rachat »). Il inclue les intérêts courus depuis la dernière date de paiement d’intérêts (soit le 16 octobre 2020) jusqu’à la date de règlement-livraison des OCEANEs concernées par le Rachat Partiel prévue au plus tard le 29 janvier 2021 (la « Date de Règlement du Rachat Partiel »), représentant un montant de 0,30 euros, soit 1,83 % du Prix de Rachat (les « Intérêts Courus »).

Conformément aux stipulations des Engagements de Rachat, les Porteurs ayant accepté la cession de leurs OCEANEs ont convenu de ne pas les céder dans l’intervalle. Cet engagement de conservation ne porte que sur les OCEANEs faisant l’objet de l’Engagement de Rachat, les autres demeurant librement cessibles.

Soustraction faite des Intérêts Courus (soit 16,10 euros), le Prix de Rachat fait ressortir une décote de 45,6 % par rapport à la valeur nominale unitaire d’une OCEANE.

-	Modification du Ratio de Conversion et Ajustements des OCEANEs

La Société propose aux Porteurs ainsi qu’aux Actionnaires (pour ces derniers, uniquement s’agissant de la Modification du Ratio de Conversion), (i) la modification du ratio de conversion initial des OCEANEs d’une (1) OCEANE pour (1) action nouvelle ou existante à une (1) OCEANE pour cinq et demie (5,5) actions nouvelles ou existantes (la « Modification du Ratio de Conversion »), (ii) l’extension de la maturité des OCEANEs du 16 octobre 2022 au 16 octobre 2025, (iii) le décalage de l’ouverture de la période de remboursement par anticipation prévue dans les modalités des OCEANEs à compter du 3 novembre 2023 ainsi que (iv) la modification de la clause d'ajustement du ratio de conversion en cas d'offre publique visant les actions de la Société afin de prendre en considération l’allongement de la maturité des OCEANEs (ensemble, les « Ajustements des OCEANEs »).

La Modification du Ratio de Conversion sera soumise au vote des Actionnaires devant se réunir en assemblée générale extraordinaire, sur première convocation, le 13 janvier 2021, et, le cas échéant, sur seconde convocation le 25 janvier 2021 (l’ « Assemblée Générale des Actionnaires »).

Les Ajustements des OCEANEs seront soumis au vote des Porteurs devant se réunir le 25 janvier 2021 (l’ « Assemblée des Porteurs »).

Les deux volets de l’Opération sont interdépendants : le Rachat Partiel interviendra uniquement si (i) l’Assemblée Générale des Actionnaires approuve la Modification du Ratio de Conversion et (ii) l’Assemblée des Porteurs approuve des Ajustements des OCEANEs. La Date de Règlement du Rachat interviendra donc postérieurement à ces deux assemblées. Au-delà du 31 janvier 2021, si l’Opération n’a pas été approuvée par l’Assemblée Générale des Actionnaires et l’Assemblée des Porteurs, les Engagements de Rachat deviennent caducs.

Sous réserve du rachat et de l’annulation effective de 2 895 260 OCEANEs dans le cadre du Rachat Partiel conformément aux Engagements de Rachat, il est précisé que les Ajustements des OCEANEs porteront uniquement sur le solde restant en circulation d’OCEANEs postérieurement au Rachat Partiel, soit 3 185 821 OCEANEs, représentant 52,4 % du montant nominal des OCEANEs, soit 94 300 301,6 euros.

Nouveaux prix de conversion implicite et nouveau nombre d’Actions Nouvelles pouvant être émises

Compte tenu de la Modification du Ratio de Conversion, le prix de conversion implicite (valeur nominale unitaire de 29,60 euros divisée par le nouveau ratio de conversion d’une (1) OCEANE pour cinq et demie (5,5) actions nouvelles ou existantes) s’établirait à 5,38 euros par Action Nouvelle, soit une prime de conversion de 18,8 % par rapport au cours de clôture de l’action de 4,53 euros le 4 décembre 2020 (dernier cours de clôture avant l’annonce des résultats définitifs du Rachat Partiel (tel que ce terme est défini ci-dessous)) et de 32,2 % par rapport au cours moyen pondéré par les volumes calculé entre le lundi 16 novembre et le vendredi 20 novembre 2020 (i.e. cinq (5) jours de bourse précédant l’annonce des termes définitifs de l’Opération par la Société, le 23 novembre 2020).

Le nombre d’Actions Nouvelles qui pourrait potentiellement être souscrites en cas de conversion de l’intégralité des 3 185 821 OCEANEs restant en circulation postérieurement au Rachat Partiel sur la base du nouveau ratio de conversion d’une (1) OCEANE pour cinq et demie (5,5) actions nouvelles ou existantes est de 17 522 016 Actions Nouvelles.

Cette émission constituerait une augmentation de capital d’un montant total, prime d’émission incluse, de 94 300 301,6 euros (dont 4 380 504 euros de nominal (17 522 016 Actions Nouvelles multipliées par la valeur nominale unitaire de 0,25 euro par Action Nouvelle) et 89 919 797,6 euros de prime d’émission) correspondant au nombre de 17 522 016 Actions Nouvelles multiplié par le prix de conversion implicite de 5,38 euros par Action Nouvelle.

Ces 17 522 016 Actions Nouvelles représentent 45,1 % du capital social actuel de la Société, permettant aux Porteurs ainsi devenu actionnaires de détenir 31,08 % du capital social de la Société (30,8 % en cas d’exercice de l'intégralité des bons de souscription (BSA) et options de souscription ou d’achat d’actions en circulation ainsi que l’attribution définitive de l’intégralité des actions gratuites en circulation.

L’Admission potentielle de 17 522 016 Actions Nouvelles sur Euronext Paris interviendra à la suite des demandes de conversion par les Porteurs (la « Conversion des OCEANEs »).

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4.1.2 – Calendrier indicatif

7 décembre 2020	Publication de l’avis de réunion valant convocation de l’Assemblée Générale des Actionnaires
16 décembre 2020	Publication de l’avis de convocation de l’Assemblée des Porteurs
22 décembre 2020	Dépôt de l’Amendement et approbation du Prospectus par l’AMF Publication du Prospectus
13 janvier 2021

Assemblée Générale des Actionnaires sur première convocation

Communiqué de presse annonçant les résultats de l’Assemblée Générale des Actionnaires ou, faute du quorum requis, publication du second avis de convocation à l’Assemblée Générale des Actionnaires

25 janvier 2021	Assemblée Générale des Actionnaires sur seconde convocation Assemblée des Porteurs
26 janvier 2021	Communiqué de presse annonçant les résultats de l’Assemblée des Porteurs et, en cas de seconde convocation, ceux de l’Assemblée Générale des Actionnaires
27 janvier 2021	Décision du Directeur Général arrêtant les Ajustements des OCEANEs
29 janvier 2021 (au plus tard)	Date de Règlement du Rachat Partiel
4.1.3 – Détails de l’admission à la négociation sur un marché réglementé L’admission des Actions Nouvelles interviendra à la suite des demandes de conversion et/ou d’échange des Porteurs.

4.1.4 – Montant et pourcentage de la dilution résultant immédiatement de l’Opération

À titre indicatif, l’incidence de l’émission des Actions Nouvelles sur la quote-part des capitaux propres consolidés part du Groupe par action (calculs effectués sur la base des capitaux propres consolidés part du Groupe tels qu'ils ressortent des comptes consolidés semestriels au 30 juin 2020 et des actions composant le capital social de la Société à la date du résumé après déduction des actions auto-détenues) est la suivante :

Quote-part des capitaux propres par action (en euros)
	Base non diluée	Base diluée (1)
Avant émission des Actions Nouvelles issues de la Conversion des OCEANEs (2)	0,81 €	0,98 €
Après émission d’un maximum de 17 522 016 Actions Nouvelles issues de la Conversion des OCEANEs(3)	2,23 €	2,34 €
(1)	En prenant pour hypothèse l’exercice de l’intégralité des 71 760 bons de souscription (BSA) et des 374 920 options de souscription ou d’achat d’actions en circulation ainsi que l’attribution définitive de l’intégralité des 73 948 actions gratuites en circulation au 30 novembre 2020.
(2)	Nombre d’actions composant le capital social à la date du résumé.
(3)	En prenant pour hypothèse la conversion de l’intégralité des 3 185 821 OCEANEs restant en circulation postérieurement au Rachat Partiel en 17 522 016 Actions Nouvelles sur la base du nouveau ratio de conversion d’une (1) OCEANE pour cinq et demie (5,5) Actions Nouvelles (étant précisé que la Modification du Ratio de Conversion est conditionnée (i) au Rachat Partiel et (ii) à son approbation par l’Assemblée Générale des Actionnaires et l’Assemblée des Porteurs).

À titre indicatif, l’incidence de l’émission des Actions Nouvelles sur la participation dans le capital d’un actionnaire détenant 1 % du capital social de la Société préalablement à l’émission (calculs effectués sur la base du nombre d’actions composant le capital social de la Société à la date du Prospectus après déduction des actions auto-détenues) est la suivante :

Quote-part du capital en %
	Base non diluée	Base diluée (1)
Avant émission des Actions Nouvelles issues de la Conversion des OCEANEs (2)	1,00%	0,99%
Après émission d’un maximum de 17 522 016 Actions Nouvelles issues de la Conversion des OCEANEs(3)	0,69%	0,68%
(1)	En prenant pour hypothèse l’exercice de l’intégralité des 71 760 bons de souscription (BSA) et des 374 920 options de souscription ou d’achat d’actions en circulation ainsi que l’attribution définitive de l’intégralité des 73 948 actions gratuites en circulation au 30 novembre 2020.
(2)	Nombre d’actions composant le capital social à la date du résumé.
(3)	En prenant pour hypothèse la conversion de l’intégralité des 3 185 821 OCEANEs restant en circulation postérieurement au Rachat Partiel en 17 522 016 Actions Nouvelles sur la base du nouveau ratio de conversion d’une (1) OCEANE pour cinq et demie (5,5) Actions Nouvelles (étant précisé que la Modification du Ratio de Conversion est conditionnée (i) au Rachat Partiel et (ii) à son approbation par l’Assemblée Générale des Actionnaires et l’Assemblée des Porteurs).

4.1.5 – Expertise indépendante

Les modalités de l’Opération ont fait l’objet d’une expertise indépendante demandée par le Conseil d’Administration de la Société sur une base volontaire. L’expert indépendant a été nommé sur recommandation d’un comité du Conseil d’Administration composé d’une majorité de membres indépendants.

La conclusion de l’expert indépendant, Accuracy, en date du 15 décembre 2020 est la suivante :

« Les résultats de nos analyses sont les suivants :

(i)	dans le cadre de l’Opération, les porteurs d’OCEANEs ont consenti à céder une fraction de leurs obligations avec une décote de 45% par rapport à leur valeur faciale (16,4 euros contre 29,6 euros). Cette décote reste logiquement inférieure à celle observée sur le marché à la veille de l’Opération (62%, par rapport au cours de 11,0 euros du 30 septembre 2020), puisque ce cours intègre pleinement le risque de défaut qui pèse sur la Société.
(ii)	l’Opération entraînera, de façon immédiate, un transfert de richesse théorique des actionnaires vers les porteurs d’OCEANEs que nous estimons à environ 77 millions d’euros (par le biais du rachat d’une fraction des OCEANEs, puis par le rajeunissement du prix de conversion et l’allongement de la maturité des OCEANEs). Cependant, l’Opération devrait également, en diminuant le risque de défaut de la Société et en redonnant davantage de flexibilité stratégique et opérationnelle, avoir un impact positif sur le cours de l’action à court terme, sans que nous puissions aujourd’hui mesurer précisément cet impact. Par ailleurs, si l’Opération n’était pas réalisée, les actionnaires verraient de façon quasi-certaine la valeur de leurs actions réduite à zéro d’ici à fin 2022.

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(iii)	à l’horizon 2025, si la valeur agrégée des fonds propres et quasi-fonds propres (OCEANEs) de la Société se situe entre 100 millions d’euros et 300 millions d’euros, le rendement enregistré par les actionnaires sera négatif ou nul alors que celui enregistré par les porteurs d’OCEANEs restera stable à 40% (sur la base du cours des OCEANEs avant Opération). En revanche, si la valeur agrégée des fonds propres et quasi-fonds propres de la Société dépasse le seuil de 300 millions d’euros, les rendements enregistrés par les actionnaires et porteurs d’OCEANEs seront tous deux positifs, celui des porteurs d’OCEANEs excédant toujours celui des actionnaires.
(iv)	sans surprise, l’Opération aura donc un impact patrimonial théorique à moyen terme plus favorable pour les porteurs d’OCEANEs que pour les actionnaires. Cependant, les écarts de rendement observés nous semblent raisonnables au regard (a) du rapport de force actuel en faveur des porteurs d’OCEANEs et (b) du niveau de risque propre à chaque catégorie de titres. En effet, les actions de la Société sont par essence plus risquées que les OCEANEs. La réalisation d’un risque (l’échec d’une étude clinique) impacte donc de façon plus significative le rendement attendu par les actionnaires que celui attendu par les porteurs d’OCEANEs.

Sur ces bases, nous estimons que les conditions financières de l’Opération sont équitables pour les actionnaires et les porteurs d’OCEANEs de la Société. »

4.1.6 – Estimation des dépenses totales liées à l’émission Sans objet.
4.1.7 – Dépenses facturées à l’investisseur par la Société Sans objet. Aucune dépense ne sera facturée aux investisseurs par la Société.
4.2 – Pourquoi ce prospectus est-il établi ?

4.2.1 – Raisons de l’Admission

Le Prospectus est établi conformément à l’Article 1er du Règlement (UE) 2017/1129 dans la mesure où la Conversion des OCEANEs en intégralité postérieurement (i) au Rachat Partiel et (ii) à la Modification du Ratio de Conversion pourrait représenter, sur une période de douze (12) mois, l’émission d’un maximum de 17 522 016 Actions Nouvelles, soit 45,1 % du capital de la Société à la date du Prospectus, représentant plus de 20 % du nombre d’actions ordinaires de la Société déjà admises aux négociations sur Euronext Paris.

L’Opération résulte du fait que la Société ne dispose pas, à la date du Prospectus, d’un niveau de trésorerie disponible lui permettant, en l’état, d’envisager un remboursement en numéraire du nominal des OCEANEs, soit 179 999 997,60 euros, à leur échéance actuelle du 16 octobre 2022.

4.2.2 – Convention de prise ferme avec engagement ferme Sans objet

4.2.3 – Intérêts, y compris intérêt conflictuel pouvant influer sensiblement sur l’admission

La Société n’a pas connaissance d’intérêts pouvant influencer sensiblement sur l’admission des Actions Nouvelles aux négociations sur Euronext Paris.

Toutefois dans le cadre de l’Opération, la Société est assistée par Natixis et Kepler Cheuvreux et (les « Conseils Financiers »).

Les Conseils Financiers ou certains de leurs affiliés ont rendu et/ou pourront rendre dans le futur diverses prestations de services bancaires, financiers, d’investissement et autres à la Société, à ses actionnaires ou à ses mandataires sociaux, dans le cadre desquels ils ont reçu ou pourront recevoir une rémunération.

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